FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 29 March 2018

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x

 GlaxoSmithKline plc
(the 'Company')

Publication of 2018 Notice of Annual General Meeting

The Company will today publish on its website, www.gsk.com/en-gb/investors/shareholder-information/annual-general-meeting, the 2018 Notice of Annual General Meeting (the '2018 AGM Notice'), together with the 2017 Annual Summary.

The Company's Annual General Meeting will be held on Thursday 3 May 2018 at 2.30 pm at the QEII Centre, Broad Sanctuary, Westminster, London SW1P 3EE.

The 2018 AGM Notice, together with the 2017 Annual Report and 2017 Annual Summary, will today be sent to those shareholders who have elected to receive paper communications.

In compliance with Listing Rule 9.6.1R of the UK Financial Conduct Authority, the 2018 AGM Notice and 2017 Annual Summary will be submitted to the UK Listing Authority and will, in due course, be available for inspection at www.morningstar.co.uk/uk/NSM.

V A Whyte
Company Secretary

29 March 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: March 29, 2018

By: VICTORIA WHYTE

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc